Farmer Bros Co LETTERHEAD

June 30, 2008

Ms. Jill Davis

Branch Chief

Division of Corporate Finance, Mail Stop 7010

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-7010

Re:          Farmer Bros. Co.

Form 10-K for Fiscal Year Ended June 30, 2007

Filed September 13, 2007

Response Letter Dated March 12, 2008

Response Letter Dated April 2, 2008

Form 10-Q for the Quarterly Period Ended March 31, 2008

Filed May 9, 2008

Response Letter Dated May 9, 2008

File No. 000-01375

Dear Ms. Davis,

The following comments are responsive to your latest letter dated May 14, 2008.  We are providing this additional information to aid in your review.  Please note that the numbers referenced below correspond to the comment numbers set forth in your letter of May 14, 2008.

Form 10-K for the Fiscal Year Ended June 30, 2007

Fiscal Years Ended June 30 2007 and 2006 — Comparative Information, page 16

1.             We have reviewed your response to prior comment number two. We note that you cite your capitalization policy in your response as a basis for your conclusion. We are not in a position to agree that a dollar-value capitalization policy threshold is contemplated in GAAP. Please revise your analysis to address the extent to which brewing equipment expense, which you indicate consists of numerous individually-immaterial assets and component parts, are collectively material for each period reported.  We also note in your response that you maintain ownership of the equipment and maintain the ability to control your customer’s use of the equipment even after it has been placed in service at the customer’s location. This appears to be an indication that the equipment has characteristics consistent with those of an asset, and not a current-period expense. By reference to appropriate GAAP or other accounting literature, please tell us how you have concluded that your coffee brewing equipment is not an asset consistent with paragraphs 25 thru 33 of FASB Concept

Statement No. 6 that should be inventoried prior to its use-in-service, and depreciable subsequent to its placement into service.

Our costs relating to the purchase of coffee brewing equipment for customers totaled $7,343,000, $5,353,000, and $4,197,000 during the fiscal years ended June 30, 2007, 2006, and 2005, respectively, and represented approximately 7%, 5% and 5%, respectively, of our total selling expenses for those periods.  These purchases are substantially comprised of coffee brewers and related equipment costing less than $1,000 each. These costs are incurred to respond to existing or new customer needs and do not relate to revenue levels.  For parts to repair or maintain coffee brewers, we incurred costs of $7,063,000, $6,023,000, and $4,909,000 during the fiscal years ended June 30, 2007, 2006, and 2005, respectively, which represented approximately 7%, 6% and 5%, respectively, of our total selling expenses for those periods.  While this expense is substantially comprised of individual parts costing less than $50 each, we have more than 47,000 active customers in our route sales division alone, and the average customer may have two to three pieces of equipment (coffee brewers, coffee grinders, cocoa machines, cappuccino machines, etc.) at a given time. (Please note that the annual total of each category exceeds the amounts included in my letter dated May 9.  We inadvertently neglected to include certain general ledger accounts in the totals reflected in the May 9 letter.) We believe the level of these expenses to be immaterial to our operations as a whole.

Paragraph 25 of FASB Concept Statement No. 6 defines assets as “… probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.”  Our business strategy is to provide our customers with coffee brewing equipment and related service as incentives to buy our coffee products. We also benefit by having equipment with our brand and logo in our customers’ locations, which, combined with our service and quality products, helps create customer goodwill and loyalty.   While we hope that the goodwill we believe we obtain through the provision and servicing of coffee brewing equipment to our customers will generate future economic benefits, this is not assured.  We do not tie equipment to customer purchase requirements and therefore do not control any future benefit. Customers may terminate at any time.  Nor are we able to determine whether subsequent purchases relate to our providing equipment and equipment service or to other factors such as price, product quality, or the convenience of direct store delivery.  We do not know whether we in fact obtain future economic benefits from furnishing equipment and equipment service, and we certainly do not “control” any benefits obtained.

We refer to paragraph 168 of Appendix B to FASB Concept Statement No. 6 which states:  “An item does not qualify as an asset or liability of an entity if it lacks one or more essential characteristics.”  In this case, we are uncertain whether we obtain any future economic benefits from providing and servicing coffee brewing equipment.  Additionally, paragraph 175 of Appendix B to FASB Concept Statement No. 6 provides that “[t]he kinds of items that may be recognized as expenses or losses rather than as assets because of uncertainty are some in which management’s intent in taking certain steps or initiating certain transactions is clearly to acquire or enhance future economic benefits available to the entity….The uncertainty is not about the intent to increase future economic benefits but about whether and, if so, to what extent they succeeded in doing so.”

Additionally, paragraph 28 of FASB Concept Statement No. 6 states that “future economic benefit eventually results in net cash inflows to the enterprise As stated above, the customer’s decision to purchase our products is outside of our control, is thus subject to a high degree of uncertainty as to what amount of revenue, if any, will be realized from a particular customer, and we are unable to determine whether purchases are attributable to our furnishing and servicing equipment or to other factors.  Therefore, there can be no assurance that the Company will receive any future net cash inflow associated with the provision and servicing of coffee brewing equipment.

We also refer to paragraph 23 of FASB Concept Statement No. 6 which states: “To be included in a particular set of financial statements, an item must not only qualify under the definition of an element but also must meet criteria for recognition and have a relevant attribute (or surrogate for it) that is capable of reasonably reliable measurement or estimate.”   As stated in paragraph 48 of FASB Concept Statement No. 6, “recognition or measurement considerations stemming from uncertainty may result in not recognizing as assets or liabilities some items that qualify as such under the definition…until their existence becomes more probable or their measures become more reliable.”

We also refer to paragraph 23 of FASB Concept Statement No. 6 which states: “To be included in a particular set of financial statements, an item must not only qualify under the definition of an element but also must meet criteria for recognition and have a relevant attribute (or surrogate for it) that is capable of reasonably reliable measurement or estimate.”   As stated in paragraph 48 of FASB Concept Statement No. 6, “recognition or measurement considerations stemming from uncertainty may result in not recognizing as assets or liabilities some items that qualify as such under the definition…until their existence becomes more probable or their measures become more reliable.”

Given our business strategy and practice relating to these products and services, we believe that such costs more closely reflect the characteristics of expenses, as summarized in paragraph 81 of FASB Concept Statement No. 6, which states, “Expenses represent actual or expected cash outflows (or the equivalent) that have occurred or will eventuate as a result of the entity’s ongoing major or central operations.”

We also believe that paragraph 148 of FASB Concept Statement No. 6 is relevant, stating that “Some costs that cannot be directly related to particular revenues are incurred to obtain benefits that are exhausted in the period in which the costs are incurred. For example, salesmen’s monthly salaries and electricity used to light an office building usually fit that description and are usually recognized as expenses in the period in which they are incurred. Other costs are also recognized as expenses in the period in which they are incurred because the period to which they otherwise relate is indeterminable or not worth the effort to determine.” In  our case, given that our customers are under no obligation to purchase from us and, in fact, can stop purchasing from us at any time, and the fact that we do not know whether a particular purchase relates to equipment or other factors, the period to which the coffee brewing expenses relate is indeterminable and, therefore, under paragraph 148 of FASB Concept Statement No. 6 should be expensed in the period in which they are incurred.

Because of these factors, we believe that expense recognition for the costs of these products and services in the period incurred is an acceptable method of accounting.  We further believe that this is the result required under EITF 01-9 discussed below.

2.             We note in your response to our prior comment number two that you conclude that your coffee brewing equipment expenses are classified as an element of selling expenses and your facts and these transactions are outside of the scope of EITF 01-9. We are unable to agree with your conclusion as it appears that your response has not addressed why EITF 01-9 would not be applicable. It does not appear that your reference to paragraph 7 limits the applicability of EITF 01-9 to your situation in that it relates to free or discounted products or services redeemable by the customer at a future date. In practice, your provision of brewing equipment to your customers is not at a future date, but in the current and ongoing accounting periods in question. Therefore, this limitation in the scope of EITF 01-9 does not appear to apply.  It is our understanding that EITF 01-9 applies to consideration given by a vendor to a customer, with consideration defined in Exhibit 01-9E to include free products or services given to the customer by the vendor. Please tell us why you believe that your provision of brewing equipment and the related servicing of this equipment does not constitute consideration within the scope of EITF 01-9. Additionally please address paragraph 10 of EITF 01-09 in your response.

On further consideration, we agree that paragraph 10 and not paragraph 7 of ETIF-01-9 applies in our case. Under paragraph 10 the cost of the consideration is to be treated as an expense when recognized. Relative to the classification of these expenses, we regard these costs as selling expenses, not direct costs of producing our coffee products. Our provision of coffee brewing equipment is part of our overall sales process.  Our strategy is to provide our customers with coffee brewing equipment as an incentive to buy our coffee products, and we also benefit by having equipment with our brand and logo in our customers’ locations, which, combined with our service and quality products, helps create customer goodwill and loyalty by enhancing the overall purchasing process.  Such equipment is not integral to a customer’s use of our coffee products, as customers can use other equipment to make coffee. Accordingly, we believe that our classification is reasonable and appropriate.

Consolidated Statements of Stockholders’ Equity. page 2

3.             As previously requested in our prior comment number four, please provide us with a sample of your proposed disclosure which you plan to include in your next annual filing. Your proposed explanatory disclosure should explain the nature and effect of the change in your presentation of the adoption of FAS 158, including disclosure of how this amount was previously presented and the resulting impact on comprehensive income. Additionally, please confirm to us that your proposed disclosure will be included both within your financial statements and prominently displayed within the forepart of your next Form 10-K (i.e. preceding Item 1).

The following is a sample of our proposed disclosure that we plan to include in our next annual filing. We confirm that disclosure similar to this will be included both within our financial statements and prominently displayed within the forepart of our next Form 10-K.

“During the fiscal year ended June 30, 2007, the Company adopted the recognition provisions of SFAS No. 158 and applied them to the funded status of its defined benefit plans resulting in a decrease in stockholders’ equity of $8.8 million as of June 30, 2007. In the Company’s consolidated statement of stockholders’ equity contained in its Form 10-K for the fiscal year ended June 30, 2007, this decrease was presented as a decrease of $8.8 million to other comprehensive income.  In accordance with SFAS No. 158, this adjustment should have been recorded against accumulated other comprehensive income.  As a result, the Company has adjusted the accumulated other comprehensive income and other comprehensive income balances presented in the accompanying consolidated statements of stockholders’ equity for the fiscal year ended June 30, 2007 in accordance with SFAS No. 158.”

Acquisition of Coffee Bean International, Inc., page 24

4.             We note in your response to our prior comment number five that you assert the pro forma information prescribed by FAS 141 is immaterial for financial statement disclosure citing, among other factors, which CBI accounted for less than 10% of your net sales and profits for the fiscal year 2007. Please clarify whether or not your analysis considered financial information for the entire 2007 fiscal year (as if the transaction had consummated at the beginning of the year) or the period subsequent to the acquisition date. We note in your disclosure in your 10-Q for the quarterly period ended March 31, 2008 that CBI contributed to 74% of the 26% increase (or 19% of the increase) in net sales for the first nine months of fiscal 2008 as compared to the same period in 2007. Given this disclosure, and despite the qualitative factors noted in your response, it continues to be unclear as to why you believe FAS 141 pro forma disclosures are not relevant in enabling an investor’s understanding of how this acquisition would have impacted your historical results of operations. Please consider adding this disclosure to your financial statements in your next annual report on Form 10-K, or tell us why you believe such information should not be included. In responding to this comment, please provide us with a sample of your disclosure in satisfaction of the pro forma requirements of FAS 141.

As previously communicated, in determining that the acquisition of CBI was not material to our YE 6/30/07 results, we applied the significance tests of rule 3-05 of Regulation S-X as a starting point.  The analysis of the significance of this acquisition considered financial information for the entire 2007 fiscal year.  The asset and investment test calculation yielded a result of less than 10%.  The income test calculation was less than 15%.  Other qualitative considerations were cited in our May 9, 2008 response.  In light of all the circumstances known to management at that time, management determined that pro-forma financial information on CBI would not have been material to investors.  As you have noted above, during fiscal 2008 the major change in sales from fiscal 2007 is the direct result of this acquisition.  This is largely because, during fiscal 2008, the non-CBI portion of our business has not changed significantly from prior periods.  At March 31, 2008 CBI is still a small portion of our total operation: representing only 10% of our total assets and 15% of our total net sales.  We continue to believe that further disclosure is unnecessary under FAS 141.

Form 10-Q for the Quarterly Period Ended March 31, 2008

Item 1 — Financial Statements

Consolidated Statements of Operations, page 2

5.             Please expand your presentation of “Other, net (expense) income” either on the face of the financial statements or the notes thereto in order to disclose the significant components thereof for each period presented. Refer to Rules 10-01(3) and 5-03.7 of Regulation S-X.

We will expand our future presentation of “Other, net (expense) income” to disclose the significant components thereof in the notes or on the face of the financial statements as described in Rules 10-01(3) and 5-03.7 of Regulation S-X.

Item 2— Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations. page 12

6.             Please expand your management’s discussion and analysis to elaborate on the drivers and underlying causes for the increases in costs of goods sold as well as the expected future and continuing impact of these changes. Your disclosure should also quantify the impact of each significant contributing factor on the total change in your cost of goods sold. Though we note you have disclosed the existence of higher commodity prices and other cost increases, as well as the gross profit impact of the CBI acquisition, your disclosure does not discuss the actual extent to which these factors, or other factors, have contributed to your 39% increase in your costs of goods sold in the third quarter of fiscal 2008, as compared to the same period in fiscal 2007. Consider quantifying volume changes in units sold and price-per-unit increases in coffee and other allied products, to the extent changes in either have impacted your costs of goods sold. In your response, please provide us with a sample of your expanded disclosure. Please refer to “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.” This can be located at our website at:

http://www.sec.gov/rules/interp/33-8350.htm

Although the affect of CBI on cost of sales seems to be addressed in the description of gross profit changes (since the cost of sales percentages are the reciprocal of changes in gross profit), the disclosure relating to cost of sales could read:

“Cost of goods sold in the third quarter of fiscal 2008 increased 39% to $31,498,000 or 47% of sales as compared to $22,718,000 or 42% of sales, in the third quarter of fiscal 2007.  Approximately 70% of this increase reflects the addition of CBI.  The remaining increase, or $2,634,000, represents an approximate 12% larger cost of goods sold during the third quarter of fiscal 2007 (CBI was acquired in the fourth quarter of fiscal 2007).  This increase is primarily the result of higher raw material costs, which we were unable to pass on to our customers in the form of higher sales prices.   Green coffee cost increases in the third quarter of fiscal 2008 were the largest single contributor to this increase, with the price of green coffee approximately 15% higher than in the same period of fiscal 2007.  Gross profit in the third quarter of fiscal 2008 increased $4,114,000 to $35,778,000 as compared to $31,664,000 in the third quarter of fiscal 2007.

Cost of goods sold for the first nine months of fiscal 2008 increased 38% to $90,656,000 or 45% of sales as compared to $65,895,000 or 42% of sales in the first nine months of fiscal 2007.  Approximately 70% of this increase reflects the addition of CBI. The remaining increase of $7,428,000, is approximately 11% larger than the cost of goods sold for the first nine months of fiscal 2007 (CBI was acquired in the fourth quarter of fiscal 2007).  This increase is primarily the result of higher raw material costs (increased 5%) and higher packaging costs (increased 8%)  during the first nine months of fiscal 2008, which we were unable to pass on to our customers in the form of higher sales prices.  We anticipate our costs of raw materials and packaging will continue to increase in the near term.  Packaging materials are primarily made from paper and crude oil by-products, and the transportation costs of all manufactured items are inflated as a result of higher fuel prices.  Although we attempt to pass these price increases on to our customers through higher sales prices, there can be no assurance that these efforts will be successful and that our margins can be maintained at current levels due to competitive pressures.  Gross profit in the first nine months of fiscal 2008 increased $16,693,000 to $108,920,000 as compared to $92,227,000 in the same period of fiscal 2007.  Approximately 30% of the increase in gross profit in the third quarter of fiscal 2008 and the first nine months of fiscal 2008 was contributed by CBI.”

7.             Your disclosures regarding the general conditions of the U.S. financial market are neither specifically tailored to your company nor sufficiently specific enough to enable a linkage between your disclosure and the amounts reported in your financial statements.  Please expand your disclosure to relate your management’s discussion and analysis to specific amounts or line items in your statement of operations.  Furthermore, to the extent your management’s discussion and analysis relates to portions of components of financial statement line items (e.g. certain amounts included within “Other, net (expense) income”), please ensure the amounts are separately disclosed, along with other components of the line item, so as to enable the reader to determine the relative impact of your discussion and analysis on the reported results.

We will expand our future disclosure to clarify these items as they occur and ensure the line items and amounts are clearly disclosed and linked to the relevant discussion.

8.             We note your disclosure that “controls and procedures... can provide only reasonable assurance of achieving the desired control objectives and in reaching a reasonable level of assurance.” [emphasis added] Neither the definition of disclosure controls and procedures in Rule 13a-l5(e) of the Exchange Act of 1934, nor the requirement to evaluate their effectiveness in Rule 13a-1 5(b), contemplate providing a reasonable level of assurance at a reasonable level of effectiveness. We further note you have only concluded as to whether “information [you] are required to disclose in the reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.” The definition of disclosure controls and procedures in Rule 1 3a-l 5(e) also includes “controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” We note you conclude your disclosure controls and procedures are designed to ensure the forgoing, but not whether they are actually effective.  Therefore, please confirm, if true, that your management has evaluated, with the participation your principal executive and principal financial officers, or persons performing similar functions, the effectiveness of your disclosure controls and procedures, as defined in Rule l3a-l5(e) of the Exchange Act of 1934, as of March 31, 2008 and concluded that they are effective.  In future filings, please conform your definition of disclosure controls and procedures to the definition in Rule 13a-l5(e) of the Exchange Act of 1934. Please ensure that your conclusions of effectiveness are disclosed in clear and unequivocal terms. Please also ensure there are no actual or implicit limitations on your conclusion of effectiveness.

Our management has evaluated, with the participation of our principal executive and principal financial officers the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) and concluded that they are effective.

In future filings we will conform our definition of disclosure controls and procedures to the definition in Rule 13a-15(e) of the Exchange Act of 1934.  Our conclusions of effectiveness will be disclosed in clear and unequivocal terms, with no actual or implicit limitations on our conclusion of effectiveness.

We acknowledge that:

•      the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions please contact me directly at 310-787-5241 or through my assistant Amy Clark at 310-787-5242.  Should you communicate by FAX, please note that the correct FAX numbers to use are 310-787-5376 or 310-787-5436.

Sincerely,
FARMER BROS. CO.

/S/ John E. Simmons

John E. Simmons
Treasurer and Chief Financial Officer

Cc:          James Giugliano

John Anglin

Teri Witteman

Patrick Niemann